UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-41418

Lytus Technologies Holdings PTV. Ltd.

 (Translation of registrant’s name into English)

601 Everest Grande, A Wing
Mahakali Caves Road
Andheri (East)
Mumbai, India 400 093

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On July 27, 2022, the Board of Directors (the “Board”) of Lytus Technologies Holdings PTV. Ltd. (the “Company”) accepted the resignation of Mr. Gurdial Singh Khandpur, a member of the Board, in accordance with India law, from the Board and all committees thereof. Mr. Khandpur’s has expressed his inability to act as a director of the Board and all committees thereof, due to personal reasons. As permitted by India law, Mr. Khandpur’s resignation will be effective retroactively as of June 14, 2022. Mr. Khandpur’s resignation was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Mr. Khandpur served as a member of the Board’s Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

On July 27, 2022, the Board appointed Mr. Rajeev Kheror as a member of the Board, to fill in the Board seat vacated by Mr. Khandpur.

Biographical Information for New Director.

Mr. Rajeev Kheror, age 58, is a digital, broadcasting and film business expert with thirty years of international media industry experience. He has built 17 digital and broadcasting platforms worldwide and led the custodianship for 1.3+ billion viewers. From 2019 to the present, Mr. Kheror has been self-employed. From 2017 to 2019, Mr. Kheror served as President—USA and Latin America at TV Asia USA Ltd. From 2012 to 2017, Mr. Kheror served as President—International Business at Zee Entertainment Enterprises Ltd. He is currently a presiding judge for global awards, advisor to international film festivals, a world cinema columnist and a media business strategy consultant. He is a member of the Television Academy of Arts & Sciences and a gold medalist from the Asian Academy of Film & Television.

There are no arrangements or understandings between Mr. Kheror and any other person or persons pursuant to which Mr. Kheror was selected as a director of the Company.  There are no current or proposed transactions in which Mr. Kheror, or any member of the immediate family of Mr. Kheror, has an interest that is required to be disclosed under Item 404(a) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2022

Lytus Technologies Holdings PTV. Ltd.

By:	/s/ Dharmesh Pandya
Dharmesh Pandya
Chief Executive Officer

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